UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH 2009.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: March 26, 2009                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com
          TSX Venture Symbol: TM; Frankfurt Exchange: TUY; OTCBB: TUMIF

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NEWS RELEASE                                                      MARCH 26, 2009

              TUMI REPORTS FINAL SKYTEM RESULTS RECEIVED FOR SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, reports that the Company has received all results from the 2008 airborne electromagnetics (EM) and magnetic surveys over three of the Company's 100% owned licence areas in the Bergslagen District of Sweden. The licence areas were flown on a 100m line spacing.

JONSMOSSEN: One of the better known historic mineral fields in the Bergslagen District is Stollberg where numerous deep, abandoned base metal and silver mines and workings occur along a north-south trending belt over a distance of 12km. The Company has previously reported the discovery of a significant drill target in the northern end of this field in one of the Company's 100% owned licence areas known as Vitturn (see press release dated August 5, 2008). The Company has also staked two new licence areas on the southern extension to the Stollberg field known as Stollberg 2 and Jonsmossen, both of which have been flown by airborne EM and magnetics.

Preliminary interpretation of the geophysical results suggests significant EM anomalies underlie the Jonsmossen area. Further detailed interpretation is required along with surface inspection of the areas underlying the anomalies to determine the source. This will be undertaken in the spring/summer months when snow has melted from the area.

LOVASEN: The historic Lovasen mines consist of at least eleven workings that were mined between 1630 and 1954 when they were abandoned and flooded. Between 1630 and 1878 they produced 806 tonnes of lead and 83,000 ozs of silver. Production records indicate that in 1613 and 1620, a total of 287 tons and 205 tons of ore averaged 9.3% and 12.7% lead and 232 g/t and 252 g/t silver, respectively. Between 1915 and 1919 about 12,300 tons of rock were mined from the Prince Carl mine, containing 431 tons of lead ore grading from 20% to 37% lead and 1,680 tons of zinc ore grading 40.5% to 46.6% zinc.

Similar to the Jonsmossen area, preliminary interpretation of the geophysical results suggests significant EM anomalies underlie the Lovasen area. Further detailed interpretation is required along with surface inspection of the areas underlying the anomalies to determine the source. This will be undertaken in the spring/summer months when snow has melted from the area.

SKALBO: No anomalies were discovered in this small licence located to the west of Lovasen. The area has been relinquished as no further work is justified.

The qualified person for Tumi's projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Jonsmossen, Lovasen and Skalbo projects in the Bergslagen District of Sweden, and has verified the contents of this news release.



On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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